Exhibit 12.1

Ratio of Earnings To Combined Fixed Charges And Preferred Stock Dividends

The following table sets forth the calculation of our ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown (dollars in thousands):

	For the Year Ended December 31,
	2010	2009	2008	2007	2006

Net income	1,267,280	1,961,471	346,238	414,384	93,816

Add: Fixed charges (Interest expense)	1,163,332	1,295,762	1,888,912	1,926,465	1,055,013

Earnings as adjusted	2,430,612	3,257,233	2,261,069	2,349,719	1,156,367

Fixed charges (interest expense) + preferred stock dividend	1,181,365	1,314,263	1,910,089	1,947,958	1,074,570

Ratio of earnings to combined fixed charges and preferred stock dividends	2.06	2.48	1.17	1.20	1.07